BP 6/19

SEC [redacted] ISSION

09040766

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 14 2009
DIVISION OF MARKET REGULATION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 36420

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merriman Curhan Ford + Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 California St. 9th Floor
(No. and Street)

San Francisco, (City) CA (State) 94108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Coleman 415-248-5640
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young LLP
(Name – *if individual, state last, first, middle name*)

560 Mission St. Ste. 1600 San Francisco, CA 94105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Coleman, swear (~~or affirm~~) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merriman Curhan Ford, as of December 31, 2008, are true and correct. I further swear (~~or affirm~~) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscibed and sworn before me on this 5th day of February, 2009, Peter V. Coleman proved to me on the basis of satisfactory evidence to be the person who appeared before me

Margaret M. Bruno

Notary Public

2 pages

Signature

Chief Financial Officer

Title

MARGARET M. BRUNO
COMM. #1701290
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Oct. 27, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of Merriman Curhan Ford Group, Inc.)
Year Ended December 31, 2008
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

RECEIVED
2009 APR -2 AM 11:00
SEC / MR

Financial Statements and Supplemental Information

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of Merriman Curhan Ford Group, Inc.)
Year Ended December 31, 2008
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Merriman Curhan Ford & Co.

(A Wholly Owned Subsidiary of Merriman Curhan Ford Group, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2008

Contents

Ernst & Young

Ernst & Young LLP
560 Mission Street
Suite 1600
San Francisco, California 94105
Tel: +1 415 894 8000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Merriman Curhan Ford & Co.

We have audited the accompanying statement of financial condition of Merriman Curhan Ford & Co. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merriman Curhan Ford & Co. at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has incurred recurring operating losses and is facing significant litigation as discussed more fully in Note 13. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 2. The 2008 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Ernst & Young

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

San Francisco, California
March 30, 2009

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of Merriman Curhan Ford Group, Inc.)

Statement of Financial Condition

December 31, 2008

Assets	
Cash and cash equivalents	$ 6,322,484
Securities owned:	
Marketable, at fair value	4,622,577
Not readily marketable, at estimated fair value	366,061
Restricted cash	361,448
Due from clearing broker	1,679,872
Accounts receivable, net of allowance for doubtful accounts of $733,000	612,234
Equipment and fixtures, net	948,873
Receivable from affiliated companies	1,000,000
Prepaid expenses and other assets	497,798
Total assets	$ 16,411,347
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 701,992
Commissions and bonus payable	3,163,971
Accrued expenses	3,438,137
Due to clearing and other brokers	28,022
Securities sold, not yet purchased	903,217
Deferred revenue	709,690
Capital lease obligations	769,778
Total liabilities	9,714,807
Stockholder's equity:	
Common stock, $0.0001 par value; 100,000 shares authorized; 45,919 shares issued and outstanding	35,000
Additional paid-in capital	9,431,886
Retained deficit	(2,770,346)
Total stockholder's equity	6,696,540
Total liabilities and stockholder's equity	$ 16,411,347

See accompanying notes.

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of Merriman Curhan Ford Group, Inc.)

Statement of Income

Year Ended December 31, 2008

Revenue:	
Commissions	$ 33,678,706
Principal transactions	(9,040,218)
Investment banking	11,432,454
Other	1,473,000
Total revenue	37,543,942
Operating expenses:	
Compensation and benefits	35,530,640
Brokerage and clearing fees	3,042,133
Professional services	7,210,187
Occupancy and equipment	2,301,155
Communications and technology	3,710,688
Depreciation and amortization	553,237
Travel and entertainment	2,889,169
Other	3,795,406
Total operating expenses	59,032,615
Operating loss	(21,488,673)
Interest income	348,311
Interest expense	(43,996)
Loss before income taxes	(21,184,358)
Income tax benefit	1,632,263
Net loss	$ (19,552,095)

See accompanying notes.

Merriman Curhan Ford & Co.

(A Wholly Owned Subsidiary of Merriman Curhan Ford Group, Inc.)

Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
	Shares	**Amount**			
Balances, January 1, 2008	45,919	$ 35,000	$ 15,542,477	$ 16,781,749	$ 32,359,226
Forgiveness of receivable from affiliated companies	–	–	(7,988,654)	–	(7,988,654)
Capital contribution from affiliate	–	–	1,912,141	–	1,912,141
Tax benefit from employee stock options	–	–	(34,078)	–	(34,078)
Net loss	–	–	–	(19,552,095)	(19,552,095)
Balances, December 31, 2008	45,919	$ 35,000	$ 9,431,886	$ (2,770,346)	$ 6,696,540

See accompanying notes.

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of Merriman Curhan Ford Group, Inc.)

Statement of Cash Flows

Year Ended December 31, 2008

Operating activities	
Net loss	$ (19,552,095)
Adjustments to reconcile net loss to net cash used in operating activities:	
Reversal of FIN 48 liability	(1,838,743)
Depreciation and amortization	553,237
Unrealized loss on securities owned	9,774,573
Common stock received for services	(1,752,625)
Loss on disposal of equipment and fixtures	2,920
Stock-based compensation	1,912,141
Tax benefit from employee stock options	(34,078)
Provision for uncollectible accounts receivable	676,114
Changes in operating assets and liabilities:	
Decrease in securities owned	478,762
Increase in restricted cash	(2,025)
Increase in due from clearing broker	(849,830)
Decrease in accounts receivable	1,652,611
Increase in receivable from affiliated companies	(5,316,978)
Decrease in prepaid expenses and other assets	717,148
Increase in accounts payable	174,943
Increase in deferred revenue	589,690
Decrease in commissions and bonus payable	(13,958,712)
Increase in accrued expenses	2,271,986
Increase in due to clearing and other brokers	21,157
Net cash used in operating activities	(24,479,804)
Investing activities	
Purchase of equipment and fixtures	(167,158)
Net cash used in investing activities	(167,158)
Financing activities	
Payments on capital lease obligations	(416,202)
Net cash used in financing activities	(416,202)
Net decrease in cash and cash equivalents	(25,063,164)
Cash and cash equivalents, beginning of year	31,385,648
Cash and cash equivalents, end of year	$ 6,322,484
Supplementary disclosure of cash flow information	
Cash paid during the year:	
Interest	$ 43,996
Income taxes	–
Noncash activities:	
Forgiveness of receivable from affiliated companies	7,988,654
Property acquired through capitalized leases	805,776

See accompanying notes.

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of Merriman Curhan Ford Group, Inc.)

Notes to Financial Statements

December 31, 2008

1. Description of Business

Merriman Curhan Ford & Co. (the Company) is an investment bank and securities broker-dealer focused on fast-growing companies and institutional investors. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a wholly owned subsidiary of Merriman Curhan Ford Group, Inc. (NASDAQ:MERR), ("the Parent") formerly known as MCF Corporation. It changed its name to Merriman Curhan Ford Group, Inc. on May 20, 2008. The Company's corporate office is located in San Francisco, California.

In December 2001, Merriman Curhan Ford Group, Inc. acquired InstreamSecurities, Inc., and changed the name of the entity to RTX Securities Corporation. In 2003, RTX Securities Corporation changed its name to Merriman Curhan Ford & Co.

2. Going Concern

These financial statements have been prepared assuming that the Company will continue in operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

During the year ended December 31, 2008, the Company incurred a net loss of $19,552,000 and used $24,480,000 in net cash from operating activities. At December 31, 2008, the Company had cash and cash equivalents of $6,322,000, marketable securities of $4,623,000, and receivables from its clearing broker of $1,680,000. The Company had liabilities of $9,715,000. The Company's ability to generate future profits is highly dependent on stock market trading volumes and the general economic environment. As a result, the ability of the Company to meet its existing and future obligations and to continue as a going concern may be in question.

The Company is in the process of implementing a plan to increase its operating flexibility and extend its cash reserves. The plan primarily consists of four steps which are more fully described below:

1. Reduce operating cost structure
2. Shed nonessential operations
3. Negotiate a settlement of pending litigation
4. Raise additional capital

2. Going Concern (continued)

During 2008 and early 2009, the Company implemented significant expense controls and cost reduction programs focused on reducing cash losses and increasing operational flexibility. The Company has already eliminated more than $10 million in annual operating expenses. The primary contributor to these savings has been the elimination of more than 50% of the Company's workforce, as well as salary reductions. The CEO, the Head of Institutional Securities and the Head of Professional Services voluntarily eliminated their salaries. They will be remunerated on month-to-month profitability. The Company believes that it has been able to execute these reductions with minimal impact to its ability to generate and execute new business in the current market environment. With these measures largely complete, the Company believes that it has increased its ability to meet its obligations during 2009 and beyond.

As a part of the four-step plan mentioned above, in January 2009, the Company and its Parent shed nonessential operations. First, the parent company sold Panel Intelligence, LLC, a sister company, on January 30, 2009. This subsidiary required a cash infusion of $1,131,000 during 2008 and was projected to reach break-even only in late 2009. Proceeds from the sale were transferred to the broker-dealer to increase regulatory capital. Also in January 2009, the Company sold its operations known as Institutional Cash Distributors to a group of its employees. While this business was profitable, management was able to reach a deal that substantially increases the near-term flow of capital to the broker-dealer. Finally, the parent of the Company is in the process of discontinuing operations at MCF Asset Management, another sister subsidiary which had been costing the parent company considerable capital during 2008, indirectly impacting the broker-dealer. The result of these actions has been to reduce operating loses and increase cash available to the broker-dealer.

The Company has entered into a process of mediation to reach a settlement with a majority of the civil litigants resulting from the alleged fraud by its former customer William Del Biaggio III and its terminated employee David Scott Cacchione. The Company is focused on reducing its potential liability in these legal proceedings and the resources required to fight the allegations. In addition, it is also aiming to free up valuable management resources needed to face challenging market and economic conditions. At present, there is no indication as to whether or not these negotiations will be successful or if they will serve the Company's aims.

The Company is assessing interest of potential investors in providing additional capital to the business. While the Company does not have a definitive agreement from any investor, preliminary discussions have yielded some interest subject to the completion of the four steps outlined above. There are no assurances that the Company will be successful in completing its plans outlined above and ultimately in raising additional capital.

2. Going Concern (continued)

The Company's ability to meet its going concern obligations is highly dependent on market and economic conditions. Even if it is successful in executing its four-step plan, it will not be capable of sustaining losses such as those incurred in 2008. However, it is worth noting that 2008 was an unprecedented year in terms of both stock market volatility and general economic challenges. Furthermore, the large number of civil litigations and resulting SEC investigation was a significant drain on corporate resources. The Company believes that its reduced cost structure and shedding of noncore business has increased its operating runway. However, if operating conditions worsen in 2009 or if the Company receives adverse judgments in its pending litigations, it may not have the resources to meet its financial obligations as a going concern.

These financial statements do not reflect adjustments in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. These adjustments could be material.

3. Summary of Significant Accounting Policies

Basis and Presentation

The accompanying financial statements are presented using accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of ninety days or less to be cash equivalents.

Restricted Cash

Restricted cash includes cash deposited with the Company's clearing brokers.

3. Summary of Significant Accounting Policies (continued)

Securities Owned

"Securities owned" and "Securities sold, but not yet purchased" in the statement of financial condition consist of financial instruments carried at fair value with related unrealized gains or losses recognized in the statement of income. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the consolidated statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by Statement of Financial Accounting Standards (SFAS) 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date. The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

Level 2 – Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair-valued assets that are generally included in this category are stock warrants for which there are market-based implied volatilities, unregistered common stock, and thinly traded common stock.

Level 3 – Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Generally, assets carried at fair value and included in this category include stock warrants for which market-based implied volatilities are not available.

3. Summary of Significant Accounting Policies (continued)

Securities Owned (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. To the extent deemed necessary, the Company maintains an allowance for estimated losses for the inability of clients to make required payments. The collectibility of outstanding invoices is continually assessed. In estimating the allowance, the Company considers factors such as historical collections, a client's current creditworthiness, age of the receivable balance, and general economic conditions that may affect a client's ability to pay.

Equipment and Fixtures

Equipment and fixtures are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over useful lives of three years. Leasehold improvements are amortized using the straight-line method over the lesser of the life of the lease or the service lives of the improvements.

Commission and Principal Transactions Revenue

Commissions revenue includes revenue resulting from executing stock exchange-listed securities, over-the-counter securities, and other transactions as agent for the Company's clients. Principal transactions consist of a portion of dealer spreads attributed to the Company's securities trading activities as principal in Nasdaq-listed and other securities, and include transactions derived from activities as a market-maker. Additionally, principal transactions include gains and losses resulting from market price fluctuations that occur while holding positions in trading security inventory. Commissions revenue and related clearing expenses are recorded on a trade-date basis as security transactions occur. Principal transactions in regular-way trades are recorded on the trade date, as if they had settled. Profits and losses arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis.

3. Summary of Significant Accounting Policies (continued)

Investment Banking Revenue

Investment banking revenue includes underwriting and private placement agency fees earned through the Company's participation in public offerings and private placements of equity and convertible debt securities and fees earned as financial advisor in mergers and acquisitions and similar transactions. Underwriting revenue is earned in securities offerings in which the Company acts as an underwriter and includes management fees, selling concessions, and underwriting fees. Fee revenue relating to underwriting commitments is recorded when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. This generally is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC, or other offering documents are finalized, (ii) the Company has made a firm commitment for the purchase of the shares or debt from the issuer, and (iii) the Company has been informed of the exact number of shares or the principal amount of debt that it has been allotted.

Syndicate expenses related to securities offerings in which the Company acts as underwriter or agent are deferred until the related revenue is recognized or the Company determines that it is more likely than not that the securities offerings will not ultimately be completed. Underwriting revenue is presented net of related expenses. As co-manager for registered equity underwriting transactions, management must estimate the Company's share of transaction-related expenses incurred by the lead manager in order to recognize revenue. Transaction-related expenses are deducted from the underwriting fee and, therefore, reduce the revenue that is recognized as co-manager. Such amounts are adjusted to reflect actual expenses in the period in which the Company receives the final settlement, typically 90 days following the closing of the transaction.

Merger and acquisition fees and other advisory service revenues are generally earned and recognized only upon successful completion of the engagement. Unreimbursed expenses associated with private placement and advisory transactions are recorded as expenses as incurred.

Deferred Revenue

The Company provides OTCQX Advisory Services, in the form of assistance to its clients in listing on OTCQX, a tier of Pink Sheets, along with other services that facilitate their access to institutional capital markets.

3. Summary of Significant Accounting Policies (continued)

Deferred revenue mainly represents customer billings made in advance to certain clients for due diligence services, and annual support contracts for providing services as their Principal American Liaison (PAL), if a non-U.S. company, or a Designated Advisor for Disclosure (DAD), if a U.S. company. The revenue for due diligence work is recognized at its completion, typically a three-month period. The revenue for advisory services is recognized on a monthly basis in the period after due diligence is completed and before the end of the engagement term.

Income Taxes

The Company is included in the consolidated federal and state income tax returns filed by Merriman Curhan Ford Group, Inc., the Company's parent. Federal and state income taxes are calculated as if the Company filed a return on a separate basis. The amount of current and deferred taxes payable or refundable is recognized utilizing currently enacted tax laws and rates. Deferred tax assets and liabilities are determined based on temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which temporary differences are expected to reverse. The net current and deferred tax asset or liability is settled through the intercompany account with Merriman Curhan Ford Group, Inc.

Concentrations

Substantially all of the Company's cash and cash equivalents are held at three major U.S. financial institutions. The majority of the Company's cash equivalents consist of short-term marketable securities. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand.

As of December 31, 2008, the Company held concentrated positions in two securities with a total value in the amount of $2,749,000. The stock prices of these equity securities are highly volatile and they are relatively illiquid. The weighted average price of these concentrated positions in two securities declined by 12% subsequent to December 31, 2008.

During 2008, two sales professionals accounted for 21% and 20% of total revenue, respectively. During 2007 and 2006, no sales professional accounted for more than 10% of revenue. During the year ended December 31, 2008, one customer accounted for 18% of total revenue. During the years ended December 31, 2007 and 2006, no single customer accounted for more than 10% of revenue.

3. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, restricted cash, securities owned, cash deposited at clearing organizations, accounts receivable, accounts payable, commissions and bonus payable, accrued expenses, and securities sold, not yet purchased, approximate their fair values.

Newly Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The adoption of SFAS No. 157 did not have a material impact on the Company's financial statements.

In February 2008, the FASB issued FASB Staff Position (FSP) 157-1, which amends SFAS 157 to exclude its applicability to leases, except if the lease asset is acquired or lease liability is assumed as part of a merger or business combination. FSP 157-1 does not impact the Company's financial statements.

In October 2008, the FASB issued FSP 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* ("FSP 157-3"), which clarifies the application SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. FSP 157-3 was effective immediately upon issuance and includes prior period financial statements that have not yet been issued, and therefore the Company is subject to the provisions of FSP-157-3 effective September 30, 2008. The implementation of FSP 157-3 did not affect the Company's fair value measurements of financial assets as of December 31, 2008 and had no impact on its consolidated results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, *Fair Value Option for Financial Assets and Financial Liabilities*, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and

3. Summary of Significant Accounting Policies (continued)

liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company did not adopt SFAS No. 159 on any individual instrument as of January 1, 2008.

In May 2007, the FASB issued FSP FASB Interpretation No. (FIN) 46R-7, *Application of FASB Interpretation No. 46(R) to Investment Companies*. FSP FIN 46R-7 amends the scope of the exception to FIN 46R to state that investments accounted for at fair value in accordance with the specialized accounting guidance in the American Institute of Certified Public Accountants' (AICPA) Audit and Accounting Guide, Investment Companies, are not subject to consolidation under FIN 46R. This Interpretation is effective for fiscal years beginning on or after December 15, 2007. The adoption of FSP FIN 46R-7 did not have an impact on the Company's financial statements.

4. Fair Value of Assets and Liabilities

The Company trades equity and debt securities for clients in a broker or dealer capacity. While trading activities are primarily generated by client order flow, the Company also takes selective proprietary positions based on expectations of future market movements and conditions. As of December 31, 2008, the fair value of marketable equity securities owned by the Company was approximately $4,623,000.

Securities owned that are not readily marketable consisted of underwriters' purchase options, convertible preferred stock, unregistered common stock, and stock warrants. As of December 31, 2008, the discounted fair value of the securities owned that are not readily marketable was approximately $366,000 based on management estimates.

4. Fair Value of Assets and Liabilities (continued)

	Assets at Fair Value at December 31, 2008			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned:				
Corporate equities	$ 3,353,784	$ 650	$ 695	$ 3,355,129
Stock warrants	–	–	1,605,451	1,605,451
Underwriters' purchase option	–	–	27,995	27,995
Preferred stock	63	–	–	63
	$ 3,353,847	$ 650	$ 1,634,141	$ 4,988,638
Liabilities:				
Securities sold, not yet purchased	$ 903,217	$ –	$ –	$ 903,217

The following summarizes the change in carrying values associated with Level 3 financial instruments for the 12 months ended December 31, 2008:

	Corporate Equities	Stock Warrants	Underwriters' Purchase Option	Total
Balance at December 31, 2007	$ 489,453	$ 1,756,580	$ 194,957	$ 2,440,990
Purchases, issuances and settlements	920,412	807,449	–	1,727,861
Net transfers in (out)	(1,299,696)	–	–	(1,299,696)
Net realized loss	–	107,310	–	107,310
Net unrealized loss	(109,474)	(1,065,888)	(166,962)	(1,342,324)
Balance at December 31, 2008	695	1,605,451	27,995	1,634,141
Change in unrealized gains/(losses) relating to instruments still held at December 31, 2008.	$ (54,716)	$ (891,369)	$ (166,962)	$ (1,113,047)

Gains (losses) (both realized and unrealized) for Level 3 financial instruments are a component of principal transactions revenue in the statement of income.

5. Equipment and Fixtures

Equipment and fixtures consisted of the following:

	December 31, 2008
Computer equipment	$ 550,135
Furniture and equipment	1,043,494
Software	183,099
Leasehold improvements	1,131,991
	2,908,719
Less accumulated depreciation	(1,959,846)
	$ 948,873

Equipment and fixture purchased with capital lease financing during 2008 was $806,000. See note 12 for additional information on capital leases.

6. Restricted Cash

Restricted cash as of December 31, 2008 included cash and cash equivalents on deposit with the Company's clearing organizations. The Company clears all of its brokerage transactions through other broker-dealers on a fully disclosed basis. Due from clearing broker amount relates to the aforementioned transactions. The Company monitors the credit standing of the clearing organizations as deemed necessary.

7. Employee Benefit Plans and Stock-Based Compensation

The Company has a 401(k) defined contribution plan. The 401(k) plan allows eligible employees to contribute up to 15% of their compensation, subject to a statutory prescribed annual limit. Employee contributions and earnings thereon vest immediately. Although the Company may make discretionary contributions to the 401(k) plan, none were made during 2008.

The Company's employees participate in the Parent's various incentive plans. The Company records its allocated shares of the Parent's stock-based compensation expense. The Parent's stock-based compensation expense was $2,353,000 for the year ended December 31, 2008, of which the Company's allocated cost was $1,912,000.

8. Related-Party Transactions

From time to time, officers and employees of the Company may invest in private placements, which the Company arranges and for which the Company charges investment banking fees.

The Company's employees may, at times, provide certain services and supporting functions to its affiliate entities. The Company is not reimbursed for any costs related to providing those services.

During 2008, the Company forgave approximately $8,000,000 of receivables from affiliated companies that had accumulated over several years.

9. Income Taxes

Income tax expense is a result of applying the estimated annual effective tax rate to cumulative income before taxes adjusted for certain discrete items which are fully recognized in the period they occur. The Company is included in consolidated federal and state tax returns filed by Merriman Curhan Ford Group, Inc. The income tax expense recorded by the Company is based on its contribution to the earnings of the consolidated group. The Company recognized $1,628,000 and $4,000 for federal and state income tax benefit in 2008. At the end of the fiscal year 2007, the Company recorded a liability for an uncertain tax position related to certain investments in the amount of $1,839,000. This entire amount was derecognized as of September 30, 2008 as the Internal Revenue Service approved an accounting method change. In 2008, there was a $1,839,000 benefit for federal and state income tax expenses due to reversal of FIN 48 liability incurred in 2007, which was offset by $207,000 of income tax expenses. Income taxes payable at year-end amounted to about $178,000.

Historically and currently, the Company has recorded a valuation allowance on the deferred tax assets, a significant component of which relates to net operating loss carryforwards. Management continually evaluates the realizability of its deferred tax assets based upon negative and positive evidence available. Based on the evidence available at this time, the Company continues to conclude that it is not "more likely than not" that it will be able to realize the benefit of its deferred tax assets in the future.

The Company does not have any material accrued interest or penalties associated with any unrecognized tax benefits. Management does not believe it is reasonably possible that the Company's unrecognized tax benefits will significantly change within the next 12 months. There were no unrecognized tax benefits as of December 31, 2008. The Company is subject to taxation in the U.S. and various state and foreign jurisdictions.

10. Net Capital Requirements

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for its registrants. As of December 31, 2008, the Company had regulatory net capital, as defined, of $2,899,000, which exceeded the amount required by $1,899,000. The Company is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash.

As some of the Company's bonuses are discretionary, they have been excluded for the purposes of net capital calculations. As of December 31, 2008, the discretionary bonus payable was $1,527,000.

11. Financial Instruments With Off-Balance Sheet Risk and Credit Risk

Financial Instruments

The Company trades securities that are primarily traded in the U.S. markets. As of December 31, 2008, the Company had not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps, or derivatives that would expose the Company to significant related off-balance sheet risk.

In addition, the Company, from time to time, has sold securities it does not currently own in anticipation of a decline in the fair value of that security (securities sold, not yet purchased). When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, is realized as the fair value of the underlying security decreases or increases, respectively.

Market risk is primarily caused by movements in market prices of the Company's trading and investment account securities. The Company's trading securities and investments are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company seeks to control market risk through monitoring procedures. The Company's principal transactions are primarily long and short equity and debt transactions.

11. Financial Instruments with Off-Balance Sheet Risk and Credit Risk (continued)

Credit Risk

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to private placements of securities and financial advisory services.

Off-Balance Sheet Arrangements

The Company was not a party to any off-balance sheet arrangements during the year ended December 31, 2008. In particular, the Company does not have any interest in so-called limited-purpose entities, which include special-purpose entities and structured-finance entities.

12. Commitments and Contingencies

The following is a table summarizing significant commitments as of December 31, 2008, consisting of future minimum lease payments under all noncancelable capital and operating leases with initial or remaining terms in excess of one year.

	Capital Leases	Operating Lease
2009	$ 407,369	$ 1,712,905
2010	268,853	1,658,083
2011	146,647	1,592,114
2012	–	1,056,000
2013	–	616,000
Thereafter	–	–
Total commitments	$ 822,869	$ 6,635,102

The Company leases its San Francisco corporate office under a noncancelable operating lease that expires in August 2011. Future annual minimum lease payments related to its various operating leases are included in the table above. Rent expense was approximately $1,584,000 in 2008.

13. Legal Proceedings

The Company has responded to a Grand Jury subpoena from the U.S. Attorney's Office for the Northern District of California for documents relating to the activities of a former retail broker of the Company, David Scott Cacchione, and one of his customers, William Del Biaggio III. Cacchione's activities under investigation relate primarily to the apparent misuse of various client accounts as collateral for loans to Del Biaggio. Cacchione purportedly signed "account control agreements" in which he purported to act on behalf of the Company to authorize the use of various client accounts as security for loans to the customer from various third -party lenders.

Cacchione appears to have improperly provided client account statements to third-party lenders or to Del Biaggio for the purpose of representing to the lenders that the accounts belonged to Del Biaggio. The retail client account statements were altered so that the accounts appear to belong to Del Biaggio when in fact some of the accounts belonged to other Merriman Curhan Ford & Co. retail clients. Del Biaggio is no longer a customer of the Company and recently pleaded guilty to securities fraud in the United States District Court, Northern District of California.

13. Legal Proceedings (continued)

Cacchione has been terminated. The Company's internal investigation thus far has found no evidence that any of Cacchione's supervisors or any member of management was aware of these activities until they were uncovered. The Company is cooperating fully with the Grand Jury inquiry and produced the documents called for by the subpoena.

The Company was also subject to a formal investigation commenced by the Securities and Exchange Commission ("SEC"). The SEC investigation appeared to relate in part to the subject matter of the Grand Jury inquiry, i.e., Cacchione's misuse of client accounts as collateral for loans to the customer. It also appears to relate to other possible violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder by Cacchione in the handling of his client accounts. The SEC investigation further appeared to relate to the Company's trading activities in various stocks in possible violation of Rule 10b-5, as well as to a failure to adequately supervise its personnel with a view toward preventing violations of the federal securities laws. The Company cooperated fully with the SEC in its investigation. The SEC has given no indication it has concluded its investigation.

The investigation relating to client accounts appears to involve only Cacchione's retail accounts. The Company's high-net-worth client retail brokerage business accounts for less than 2% of the Company's revenue in 2008. The Company is phasing out this business and will concentrate on strengthening its core institutional brokerage and investment banking businesses. The Company also is re-examining its compliance policies and procedures, as well as the alignment of the supervisory and compliance-related functions of various members of management.

Several lawsuits have been filed against the Company in connection with the alleged actions of Del Biaggio and Cacchione. The total amount of damages sought under such lawsuits is over $43 million. The Company anticipates at least two additional lawsuits will be filed against the Company by a lender to the customer on similar facts to the lawsuits described below, with claims believed to be approximately $12 million. The Company denies any involvement and will defend itself and attempt to ensure the most favorable outcome of these lawsuits for its Parent, and its Parent's shareholders.

Due to the early stages of these legal matters, we cannot estimate the amount of damages if they are resolved unfavorably and accordingly, the Company has not provided an accrual for these lawsuits. If the Company were to be found liable in all of these lawsuits and the plaintiffs were to be awarded the damages they seek, it may have a severe impact on the Company's financial condition. Even if the Company ultimately prevails in all of these lawsuits, it may incur significant legal fees, which may have a severe impact on the Company's financial condition.

13. Legal Proceedings (continued)

The Company entered into a process of mediation to reach a settlement with a majority of the civil litigants resulting from the alleged fraud by its former customer William Del Biaggio III and its former employee Scott Cacchione. The Company is focused on reducing its potential liability in these legal proceedings and the resources required to fight the allegations. In addition, it is also aiming to free up valuable management resources needed to face challenging market and economic conditions. At present, there is no indication that these negotiations will be successful and whether it will serve the Company's aims and should a settlement result, it is not yet estimable.

In addition, the company received demand letters after December 31, 2008 from individuals claiming to have suffered damages as a result of. Cacchione's actions. The Company believes it has meritorious defenses to all the demands received to date and intends to contest them vigorously. The Company believes they are unlikely to result in an adverse outcome. Should it result in an adverse outcome, it does not believe that the outcome will have a material effect on its financial position, financial results or cash flows.

Unrelated to the Del Biaggio/Cacchione matters, in June 2006, the Company was served with a claim in NASD Arbitration by Thomas O'Shea. Mr. O'Shea is a former at-will employee of the Company and worked in the investment banking department. Mr. O'Shea resigned from the Company in July 2005. Mr. O'Shea alleged breach of an implied employment contract, quantum meruit, and unjust enrichment based on his allegations that he was to be paid more for his work. The matter proceeded to an arbitration hearing in October 2008, and an award of $1.2 million was made in favor of O'Shea. The matter was settled on December 31, 2008, for $880,000. As at December 31, 2008, the Company reserved for the amount of the settlement.

Unrelated to the Del Biaggio/Cacchione matters, in January 2009, our broker-dealer subsidiary Merriman Curhan Ford & Co. was served with a claim in FINRA Arbitration by Peter Marcil. Mr. Marcil is a former at-will employee of Merriman Curhan Ford & Co. and worked in the investment banking department. Mr. Marcil resigned from Merriman Curhan Ford & Co. in March of 2007. Mr. Marcil alleges breach of an implied employment contract, wrongful termination, and intentional infliction of emotional distress. Damages are not specified in the arbitration claim. Merriman Curhan Ford & Co. has not replied to the claim and an arbitration hearing date has not been set. We believe that we have meritorious defenses and intend to contest this claim vigorously. However, in the event that we do not prevail, based upon the facts as we know them to date, we do not believe that the outcome will have a material effect on our financial position, financial results or cash flows.

13. Legal Proceedings (continued)

The Company believes that these cases are either unlikely to result in adverse rulings or are in early stages and the amount of a likely adverse ruling cannot be estimated at present.

Additionally, from time to time, we are involved in ordinary routine litigation incidental to our business.

14. Reductions in Force

The Company performed reductions in force (RIFs) in August and October 2008. The August RIF affected 19 employees, and the October RIF affected 16 employees. The one-time termination benefits expensed by the Company for the RIFs, which solely include severance costs, were $157,000 and $170,000 for August and October, respectively, which have been reported under compensation and benefits in the statement of income. In addition, the October RIF had associated contract termination costs related to the lease of office space of $56,000, which have been reported under occupancy and equipment in the statement of income. There were no assets disposed or any other expenses incurred. These expenses were recorded in the third and fourth quarters of 2008.

15. Subsequent Events

Sale of a Line of Business

The Company entered into an agreement dated January 16, 2009 for the sale of one of its lines of business and certain related assets. The business was, at December 31, 2008, integrated with the Company's other operations. The purchaser is Institutional Cash Distributors LLC, a California limited liability company. Tom Newton, Ed Baldry, and Jeff Jellison, employees of the Company, are members of Institutional Cash Distributors LLC.

The assets sold include the Company's rights in trademark, copyright, and other intellectual property used in the business, customer lists, marketing materials, and books and records. Consideration for the assets consists of $2 million payable in cash in monthly installments.

Reduction in Force

On January 23, the Company performed an additional RIF affecting eight employees. There were one-time termination benefits, which include severance costs of $28,000. There was no disposal of assets or contract terminations associated with the RIF.

Supplemental Information

Merriman Curhan Ford & Co.
(A Wholly Owned Subsidiary of Merriman Curhan Ford Group, Inc.)

Computation of Net Capital Pursuant to SEC Rule 15c3-1

December 31, 2008

Net capital	
Total stockholder's equity, from statement of financial condition	$ 6,696,540
Add back discretionary bonuses	1,527,135
Stockholders' equity for net capital purposes	8,223,675
Nonallowable assets	
Accounts receivable	612,234
Receivable from non-U.S. clearing broker	8,744
Equipment and fixtures, net	948,873
Receivable from affiliated companies	1,000,000
Prepaid expenses and other assets	497,798
Petty cash	131
Total nonallowable assets	3,067,780
Net capital before haircut on securities owned and blockage deductions	5,155,895
Discounts on securities owned	1,494,030
Blockage deductions	762,876
Net capital	2,898,989
Computation of basic net capital requirement	
Net capital requirement	1,000,000
Net capital in excess of requirement	$ 1,898,989
Aggregate indebtedness:	
Accounts payable	$ 701,992
Commissions and bonus payable	1,636,836
Accrued expenses	3,438,137
Due to clearing and other brokers	28,022
Deferred revenue	709,690
Capital lease obligations	769,778
Total aggregate indebtedness	$ 7,284,455
Ratio of aggregate indebtedness to net capital	251%

There were no material differences between the computation of net capital included in this report and the corresponding schedule included in the Company's amended December 31, 2008, Part IIA FOCUS filing.

Merriman Curhan Ford & Co.

(A Wholly Owned Subsidiary of Merriman Curhan Ford Group, Inc.)

Information Relating to Possession or Control Requirements for Brokers-Dealers Under SEC Rule 15c3-3

December 31, 2008

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

Ernst & Young
Ernst & Young LLP
560 Mission Street
Suite 1600
San Francisco, California 94105
Tel: +1 415 894 8000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Merriman Curhan Ford & Co.

In planning and performing our audit of the financial statements of Merriman Curhan Ford & Co. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ernst & Young

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses, and therefore there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies and communicated them in writing to management and those charged with governance on March 30, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

March 30, 2009